9/4

02049784

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Glencar Mining PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

FILE NO. 82- 1421 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 9/9/02

02 SEP -4 AM 9:30

82-1421

Glencar mining plc

AR/S
12-31-01

Annual Report and Financial Statements – 2001

CONTENTS

DIRECTORS AND OTHER INFORMATION

DIRECTORS:	Hugh McCullough (Chief Executive) Kieran Harrington Philip O'Quigley+ Sean Finlay*+ William Cummins (Canadian)*+ * member of audit committee + member of remuneration committee
SECRETARY AND REGISTERED OFFICE:	Philip O'Quigley 26 Upper Mount Street Dublin 2 Telephone 353 1 6619974 Fax 353 1 6611205 E-mail info@glencarmining.ie Web www.glencarmining.ie
AUDITORS:	Horwath Bastow Charleton Chartered Accountants and Registered Auditors Marine House Clanwilliam Court Dublin 2
SOLICITORS:	Whitney, Moore & Keller Wilton Park House Wilton Place Dublin 2
STOCKBROKERS:	J & E Davy Davy House 49 Dawson Street Dublin 2 Williams de Broë PLC 6 Broadgate London EC2M 2RP
REGISTRARS:	Computershare Investor Services (Ireland) Limited Heron House Corrig Road Sandyford Industrial Estate Dublin 18

REPORT OF THE CHIEF EXECUTIVE

I am pleased to be able to present this report and I welcome the opportunity it gives to meet with and present to shareholders some further details of the events of the last six months or so. In June 2001, we announced that the Wassa Project was being sold as a going concern. We also stated that it had been agreed with the bank lenders to the project that the guarantee on the Wassa financing given by Glencar to the banks would be released upon completion of sale provided that Glencar complied with certain conditions relating to the management of Wassa project during the sale.

The sale of Wassa to Golden Star Resources Ltd., announced on 27th November 2001, is now in the final stages of legal execution and we expect all stages of the sale to be fully concluded by mid July. It is Golden Star's intention, following a successful Feasibility Study, to invest in a Carbon-in-Leach (CIL) plant on the Wassa site, thereby ensuring significantly higher metallurgical recoveries than is possible with heap leach technology. This CIL plant will also be able to re-treat the heaps which contain significant quantities of gold which the heap leach method leaves behind. We wish Golden Star every success in the Wassa Project.

Upon completion of the sale of Wassa, we expect that the lenders to the Wassa Project will release Glencar from its guarantee on the Wassa financing. The agreement to effect this cannot be concluded until the sale of Wassa is completed. We also have agreement with Standard Bank London Limited that the Convertible Loan Note held by them from Glencar will be converted into 24.3 million shares in Glencar. A Special Resolution approving that agreement and the issue of the shares to Standard Bank was passed by shareholders in July 2001. Upon successful finalisation of all these matters, Glencar will be debt-free. Standard Bank London Limited will hold approximately 19.8% of the enlarged equity in the Company and CDC Group plc will hold warrants over 5 million Glencar shares, exercisable at Stg2 pence per share for a three year period.

Because of the uncertainty surrounding the release of the Company's guarantees on the Wassa debt and the timing of the final sale of the Wassa property, we had delayed the preparation of the Company's accounts so that the Balance Sheet would reflect the real position of the Company, following the conclusion of all the arrangements surrounding the sale of Wassa. As the sale of the Wassa Project has not been fully completed, the financial statements do not reflect the effect of the impending sale and the release of the Company's guarantees in relation to the Wassa debt. We have again included an unaudited proforma balance sheet to enable the shareholders to evaluate the financial position of the Group as at 31 December 2001 if the transaction had been completed by the year end. It has been a momentous year on many fronts and I am aware it has been one of some disappointment for our shareholders who have seen the value of their holdings remain at very low levels. I am pleased to report that I believe we have now turned the corner and we are set on course to commence the rebuilding of the Company and to give some hope and expectation to shareholders of better things to come.

We are in discussion with a third party concerning the Navan zinc project held by our subsidiary, Rennicks and Bennett Limited. We are confident that these discussions will lead to an arrangement which will be of benefit to Glencar.

Philip O'Quigley resigned as an executive of the Company in November 2001. He remains as a non-executive director and we are very pleased to be able to retain his counsel at Board level. The Board is grateful for the contribution made by Philip over his four years as Finance Director.

We have experienced a very disappointing and frustrating period over the last twelve months or so. The parent company guarantee given by Glencar on the Wassa financing could have brought about the liquidation of the Company. Through our negotiations with the lenders and our continuing cooperation with them in achieving the maximum value from the sale, we have been able to secure their agreement, subject to the satisfactory completion of the sale of Wassa, to the effective release of the guarantee and, as a consequence, the survival of the Company. That has been our primary objective over this period and we are pleased to be nearing its realisation. The next task is the rebuilding of the Company and the restoration of shareholder value.

We have examined a number of potential investment opportunities which would allow Glencar the opportunity to restore some shareholder value. Some of these investigations have developed further than others but it is not possible, at this stage, in the absence of definitive agreements being signed, to give further details of the most likely project to be selected. Suffice to say that we will do everything possible to provide real opportunity for growth in the Company's asset base. It is anticipated that during the next twelve month period, some additional financing will be carried out in conjunction with any new project acquisition.

We believe that all the essential elements of the development strategy will be in place by the beginning of September next. We expect to be in a position to present the Board's proposals for Glencar's future at that time.

Hugh McCullough

28 June 2002

Wassa

As announced in February 2001, the economics of the Wassa operation were badly affected by the slower leaching recoveries from the heaps and by a stubbornly weak gold price. It was clear that, at then prevailing gold prices, with the slower heap recoveries and higher than predicted mining costs, the operation would not repay all the outstanding secured and unsecured creditors. A decision was taken, in consultation with the lenders to the project, to sell the mine as a going concern. In May 2001, Warrior Division of Standard Bank London Limited was appointed to conduct the sale. Following an international tendering process, an agreement in principle was reached with Golden Star Resources Limited of Denver, USA in November 2001. In order to protect the asset and to permit the sale process to proceed as smoothly as possible, the Senior Lenders appointed a Receiver and Manager to Satellite Goldfields Limited (Satellite) in November 2001. It is anticipated that the sale will be formally concluded by mid-July 2002. The proceeds of sale will not be enough to permit the return of any of Glencar's investment in the project.

Mining operations continued at Wassa until the end of October albeit at reduced levels from the second quarter of the year. In October mining activities were suspended pending completion of the sale of the project to Golden Star. Stacking of stockpiled ore was completed by the end of that month and the operation has continued on a leaching only basis at the mine since then. 2.1 million tonnes of ore were stacked during the first ten months of the year at an average grade of 1.6g/t. Gold production for the year to December 31st 2001 was just over 68,000 ounces peaking in August when production was 11,000 ounces.

Following the cessation of mining in October a phased redundancy programme was implemented at Wassa. 101 of the 421 strong workforce were retained on a contract basis to carry out the reduced operations at the mine. Satellite honoured in full, all redundancy payment commitments due to the workforce under the Collective Bargaining Agreement agreed with the Ghana Mineworkers Union. Environmental compliance monitoring continues to be carried out as normal pending the completion of the sale to Golden Star.

Navan

As stated in the Report of the Chief Executive we are currently in discussion with a third party relating to the Navan property held by our subsidiary Rennicks and Bennett Limited. The company holds Prospecting Licence 1496 in County Meath, Ireland, immediately to the northwest of the Navan orebody which hosts Europe's largest underground zinc mine, the Outokumpu-owned Tara Mine. The mineral resource inventory on the property remains unchanged since last reported. At Liscarton, at the southern margin of the licence, the northern portion of the Navan orebody extends into PL1496. The Measured Mineral Resource at Liscarton is 1.2 million tonnes at 8.4% zinc and 2.0% lead. At Scallanstown in the north-eastern part of the licence a satellite deposit, the Scallanstown-Tatestown deposit, straddles the licence boundary. The Measured Mineral Resource at Scallanstown within PL1496 is 250,000 tonnes at 6.17% zinc and 4.18% lead.

Asheba

While we have not been in a position to advance exploration significantly on the Asheba property during the past year we continue to regard the Asheba area as one of significant potential. The property covers an area of 44.4 square kilometres in Southwest Ghana and incorporates a number of small-scale mining prospects of which the Cheriaman mine saw the most significant past production in the first quarter of the 20th Century.

A modest exploration programme was carried out at Asheba during early 2001 with the completion of a soil geochemistry grid over the previously reported Cheriaman-Atinasi anomalous zone which extends from the Cheriaman mine workings southwestwards through the Atinasi workings area over a strike length in excess of 2 kilometres. The grid confirmed the high tenor of the Cheriaman-Atinasi anomaly and has delineated a series of promising drill targets along the zone. The drilling programme planned for this zone during the year was postponed due to budgetary constraints.

We are currently in discussion with potential joint venture partners on the property However, in the light of the recent resurgence in interest in the gold sector and the significant increase in gold price, we will give consideration to carrying out the next phase of exploration on the property from our own resources. Glencar retains an option to buy back into the adjacent Kanyankaw concession, held by Moydow Ltd. The Kanyankaw property was originally part of the Asheba-Kanyankaw concession held in 50:50 Joint Venture by Glencar and Moydow Ltd.

Uganda

Glencar has a groundholding of approximately 350 square kilometres in licence areas on the Northern margin of the Lake Victoria greenstone belt in Southeast Uganda. The belt hosts a number of major gold deposits on the southern side of the Lake in Tanzania including the Geita, Bulyunhulu, Golden Pride and Kukuluma deposits.

No further fieldwork was carried out on the Southeast Uganda project during the year due to budgetary constraints.

Kildare Project

No further fieldwork has been carried out on the Kildare project since the completion of a deep diamond borehole to a depth of 1290m in early 2001 in the Prospect Zone west of the town of Stradbally in PL2512. This hole intersected significant dolomitisation and minor associated zinc mineralisation but the target Waulsortian Reef was not intersected. The exploration focus in the area will now shift southwestwards from the Prospect Zone. PL 2513, the easternmost prospecting licence area of the three PLs in Glencar's Kildare licence block has been surrendered leaving two PL areas - PL 2512 and 3662, both in Co. Laois, in the Kildare Project

A joint venture partner is also being sought for the Kildare Project.

REPORT OF THE DIRECTORS

The directors submit their report together with the audited financial statements for the year ended 31 December 2001.

DIRECTORS' RESPONSIBILITIES

The directors are required to prepare financial statements on a going concern basis which give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for the year. In preparing the financial statements, the directors are required to select suitable accounting policies and then apply them consistently and to make judgements and estimates that are reasonable and prudent.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to ensure that the financial statements comply with the Companies Acts 1963 to 2001. To ensure that proper books and accounting records are kept in accordance with Section 202 Companies Act 1990, the company has employed appropriately qualified personnel and has maintained appropriate computerised accounting systems. The books of account are located at the registered office of the company. The directors are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

BUSINESS REVIEW AND FUTURE ACTIVITIES

The principal activities of the group are gold and metals exploration and production.

A detailed review of activities for the year and future prospects of the group is contained in the Report of the Chief Executive and Review of Operations.

RESULTS AND DIVIDENDS

The group's consolidated profit and loss account on page 16 shows a loss for the year of US$12,834,374 (2000 – loss (US$12,460,205)).

The directors do not recommend the declaration of a dividend.

CORPORATE GOVERNANCE

The Combined Code of the Irish Stock Exchange listing rules sets out principles of good corporate governance. The board is confident that it complies with the Combined Code except for the following:-

- Non-executive directors are not appointed for specific terms but are subject to retirement from the board by rotation at annual general meetings.

- Share option agreements are in place between the company and non-executive directors. These arrangements reflect the high level of commitment and support given by them.

- The board considers that throughout the accounting period its non-executive directors were independent. Philip O'Quigley had been the finance director up to his change in status to non-executive director on 30 November 2001. Following that date he has been providing financial services to the group and as such the board did not consider him to be fully independent within the meaning of the Combined Code.

Details of the board's commitment to high standards of corporate governance are set out below:

AUDIT COMMITTEE

The audit committee is a formally constituted sub-committee of the board. This committee is chaired by Sean Finlay with William Cummins comprising its other member. The committee meets with the auditors and satisfies itself as to the adequacy of the group's internal financial control systems. The audit committee, which receives reports on various aspects of control, reviews the group's statutory accounts and other published financial statements and information and seeks to ensure that no restrictions are placed on the scope of the statutory audit. The committee reports to the board on these and related matters.

INTERNAL CONTROL

The directors have overall responsibility for the group's system of internal control and have delegated responsibility for the implementation of this system to executive management. This system includes financial controls which enable the board to meet its responsibilities for the integrity and accuracy of the group's accounting records.

The group's system of internal financial control provides reasonable, though not absolute assurance that assets are safeguarded, transactions authorised and recorded properly and that material errors or irregularities are either prevented or detected within a timely period. Having made appropriate enquiries the directors consider that the system of internal financial, operational and compliance controls and risk management operated effectively during the period covered by the financial statements and up to the date on which the financial statements were signed.

The internal control system includes the following key features, which have been designed to provide internal financial control appropriate to the group's businesses:

* The approval of comprehensive budgets and forward plans by the board and regular monitoring of performance against budgets.

* A detailed investment approval process which requires board approval of all major capital projects and regular review of physical performance and expenditure on these projects.

* The audit committee considers all significant control matters.

* The appointment of experienced and professional staff.

RISK MANAGEMENT

In reviewing the following relating to risk management these should be read in the context of the sale of the Wassa project as fully detailed in notes 1 and 2.

CURRENCY RISK MANAGEMENT

The group's turnover is earned in US dollars. Under Ghanaian mining regulations 20% of all turnover is converted into the local currency – Cedis – at a rate agreed with the Bank of Ghana in London. This is sufficient to pay all local currency operating costs. Although the value of the Cedi has been in continual decline (2,270 Cedis to the US dollar in January 1998 to 7,500 in December 2001) management's view is that there is no currency risk involved in the conversion to Cedis.

Euro costs are largely met out of funds held in Euro. Where there is insufficient Euro available, management convert US dollars at the prevailing exchange rate. This requirement does not expose the group to any material exchange rate risk.

COMMODITY RISK MANAGEMENT

The group operates in a volatile gold price market. In order to minimise the exposure to gold price fluctuations, the group has entered into forward gold contracts. All gold produced (with the exception of gold loan interest and capital payments) is sold into these contracts when the spot price of gold is well below the price that can be achieved under the contracts.

The group also financed part of its debt by way of a gold loan. Repayments of interest and capital were in the form of gold, eliminating any risk the downward movement in the price of gold would have on these payments.

Management monitors the price of gold on a regular basis in order to take advantage of any sudden increase in price.

In March 2001, the group closed out its hedge book and converted its gold loan into US dollars.

INTEREST RATE MANAGEMENT

Following the completion of the sale of Wassa, and certain other matters, the group will have no debt as set out in the pro-forma balance sheet on page 23 As such, the group is not exposed to any interest rate risk.

GOING CONCERN

As detailed in note 1 the directors consider that there is a reasonable expectation that the group has, or will have, adequate resources to continue in operational existence for the foreseeable future. Accordingly, the directors continue to adopt the going concern basis in preparing the financial statements.

REMUNERATION COMMITTEE

The remuneration committee is chaired by William Cummins, with Sean Finlay and Philip O'Quigley comprising its other members. Throughout the year the group has complied with the Best Practice Provisions on directors remuneration as set out in the Listing Rules of the Irish Stock Exchange.

The main objective of the committee is to ensure that individuals are remunerated on a basis which is appropriate to their position, experience and value to the group. The committee is also conscious of the need that remuneration packages must be set at a level to attract, retain and motivate staff in the competitive environment in which the group operates. The company's policy on the granting of share options is to make such awards as are necessary to recruit, retain and motivate executives of appropriate calibre. Further information on directors' remuneration and share options is set out in note 8 to the financial statements.

DIRECTORS

The present directors of the company are listed on page 2.

In accordance with the Articles of Association, Hugh McCullough and Sean Finlay retire from the board by rotation and being eligible offer themselves for re-election.

Hugh McCullough and Kieran Harrington are employed under contracts of employment which are terminable by a six month notice period by either party.

DIRECTORS' AND SECRETARY'S INTEREST IN SHARE CAPITAL

The interests of the directors, the secretary and their families in the share capital of the company, all of which are beneficially held, were as follows:-

	31.12. 2001		31.12.2000	
	Shares	Options	Shares	Options
Hugh McCullough	972,535	1,400,000	972,535	1,650,000
Kieran Harrington	1,300	560,000	1,300	570,000
Philip O'Quigley	18,750	540,000	18,750	540,000
Sean Finlay	28,927	425,000	28,927	485,000
William Cummins	187,500	425,000	187,500	485,000
Richard Hooper (resigned 25/07/01)	120,000	800,000	120,000	900,000
Richard Mauro (resigned 25/07/01)	108,336	425,000	108,336	455,000
Robert Weinberg (resigned 25/07/01)	60,000	175,000	60,000	175,000
Brian Marshall (resigned 21/12/01)	19,285	425,000	19,285	485,000
	======	======	======	======

All of the above options are exercisable at prices ranging from €0.18 to €0.65 per share and expire at varying dates up to October 2005.

The agreements covering these options are available for inspection at the registered office of the company.

INTERESTS IN CONTRACTS

There have been no contracts or arrangements during the financial year in which a director of the group was materially interested and which were significant in relation to the group's business.

SUBSTANTIAL SHAREHOLDINGS

The directors are aware of the following shareholdings of 3% or more of the issued share capital of the company at 11 June 2002:-

Stanlife Nominees Limited	9.86%
Williams de Broë PLC	7.26%
Bank of Ireland Nominees Limited	5.09%
Willbro Nominees Limited	4.64%

COMPOSITION OF GROUP

Details concerning subsidiary undertakings are given in note 13 to the financial statements.

TAXATION STATUS

So far as the directors are aware the company is not a close company within the meaning of the Taxes Consolidation Act 1997 and there has been no change in this respect since 31 December 2001.

EMPLOYEES HEALTH AND SAFETY

Where relevant, companies within the group comply with the requirements of the Safety, Health and Welfare at Work Act 1989.

AUDITORS

Horwath Bastow Charleton will continue in office in accordance with Section 160(2) of the Companies Act 1963.

ALTERATIONS IN SHARE CAPITAL

Allowing for the exercise of unexercised options, warrants and convertible loan stock there remains a total of 32,720,533 unissued ordinary shares at 31 December 2001.

On 25 July 2001, as part of the Euro changeover process, a special resolution was passed to convert the authorised and nominal share capital of the company from ordinary shares of IR£.025 each to ordinary shares of €.031 each. An amount equal to the reduction of the nominal value in the ordinary shares was transferred to a Capital Conversion Reserve Fund.

On that same date, a special resolution was also passed to increase the number of authorised ordinary shares of €.031 each from 130,000,000 shares to 160,000,000 shares.

CREDITORS PAYMENT POLICY

The group's policy is to agree payment terms with individual suppliers and to abide by such terms.

EURO INTRODUCTION

The group has considered the impact arising from the introduction of the Euro on the business and since 1 January 2002 the company has not experienced any problems arising from this issue.

POLITICAL CONTRIBUTIONS

There were no political contributions which require disclosure under the Electoral Act 1997.

STATE OF AFFAIRS AND IMPORTANT EVENTS SINCE THE YEAR END

The board reached agreement with the group's lenders in May 2001 to sell the Wassa project as a going concern. The lenders have stated their intent to limit and release the guarantee under the Support Agreement entered into by the group provided the group complies with certain conditions relating to the management of the Wassa project during the sale and assists in the sales process. The directors have confirmed that the group will comply with these conditions.

Subject to the release of guarantees under the Support Agreement, Standard Bank London Limited have agreed not to call the Convertible Loan Note prior to the sale of the Wassa project and then to convert it into 24.3 million shares and CDC Group plc have agreed to give certain waivers in consideration for 5,000,000 warrants in the group.

The directors consider it appropriate to show a pro-forma balance sheet as at 31 December 2001 which reflects the position post the sale of the Wassa project and the agreements reached with the lenders and Standard Bank as holder of the Convertible Loan Note.

Further details on the agreements reached with the lenders and Standard Bank and the pro-forma balance sheet are set out in notes 1 and 2 to the financial statements.

In accordance with Section 40(1) of the Companies (Amendment) Act 1983 the directors propose to call an extraordinary general meeting to discuss the financial situation of the company to be held on the same day as the annual general meeting.

REPORT OF THE DIRECTORS (CONTINUED)

SPECIAL BUSINESS

Shareholders are being asked to give the directors authority to disapply the statutory pre-emption provisions in the event of a rights issue or open offer or in respect of any issue for cash up to an aggregate nominal value of 10% of the nominal value of the company's issued ordinary share capital, and the authority for the company to buy back its own shares in accordance with Article 7A of the Articles of Association. This authority to buy back its own shares lasts for a period of fifteen months.

SIGNED ON BEHALF OF THE BOARD BY

Philip O'Quigley

Directors Date: 28 June 2002

Kieran Harrington

INDEPENDENT AUDITORS REPORT TO THE SHAREHOLDERS OF GLENCAR MINING PLC

We have audited the financial statements of Glencar Mining plc on pages 14 to 38 which have been prepared under the historical cost convention and the accounting policies set out therein.

RESPECTIVE RESPONSILBILITIES OF DIRECTORS AND AUDITORS

As described on page 7 the company's directors are responsible for the preparation of the financial statements in accordance with applicable law and Irish Accounting Standards.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and Auditing Standards promulgated by the Auditing Practices Board in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you whether in our opinion: proper books of account have been kept by the company; whether, at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company; and whether the information given in the directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the company's balance sheet is in agreement with the books of account.

We report to the shareholders if, in our opinion, any information specified by law or the Listing Rules regarding directors' remuneration and directors' transactions is not given and, where practicable, include such information in our report.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. This other information comprises only the directors' report, the Report of the Chief Executive and the review of operations. We consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Going concern

In forming our opinion, we have considered the adequacy of the disclosures made in note 1 to the financial statements concerning the group's ability to continue as a going concern. The directors are satisfied that the sale of the Wassa project will be completed and that the plans to raise the required additional finance will be successful. In view of the significance of these matters we consider that they should be brought to your attention. Our opinion is not qualified in this respect.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the company and of the group as at 31 December 2001 and of the results and cash flows of the group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Act, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations 1992.

INDEPENDENT AUDITORS REPORT TO THE SHAREHOLDERS OF GLENCAR MINING PLC (CONTINUED)

We have obtained all the information and explanations that we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the company. The balance sheet of the company is in agreement with the books of account.

In our opinion, the information given in the directors' report on pages 7 to 11 is consistent with the financial statements.

In our opinion the company balance sheet on page 19 discloses a financial situation which, under the provisions of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

Horwath Bastow Charleton
Chartered Accountants and Registered Auditors
Marine House
Clanwilliam Court
Dublin 2

Date: 28 June 2002

STATEMENT OF ACCOUNTING POLICIES

The following accounting policies are applied consistently in dealing with items which are considered material in relation to the group's financial statements.

BASIS OF ACCOUNTING

The financial statements are prepared under the historical cost convention.

BASIS OF GROUP CONSOLIDATION

The group financial statements include the financial statements of the company and each of its subsidiary undertakings, having eliminated all inter company transactions and balances.

Acquisitions are dealt with on the basis of acquisition accounting whereby the identifiable net assets acquired are recorded at their fair value and compared with the total cost of the acquisition. Goodwill arising on acquisition of shares in subsidiary undertakings after 31 December 1997 is capitalised as an intangible asset and is amortised over its useful economic life or treated as other reserves as appropriate. Prior to 31 December 1997 goodwill was written off to reserves in the year of acquisition.

The results of subsidiaries acquired or disposed of are included in the group profit and loss account from the date of acquisition and up to the date of disposal respectively. The profit or loss on disposal of subsidiary undertakings is determined, inter alia, by the inclusion in the profit and loss account of goodwill previously written off against reserves.

In the company's own balance sheet, investments in subsidiaries are stated at cost less provisions for any permanent diminution in value.

TURNOVER

Sales are taken up as revenue when the risk has been passed to the customer.

EXPLORATION AND DEVELOPMENT COSTS

The group uses the full cost method of accounting. Exploration and development costs include licence costs, survey, geophysical and geological analysis and evaluation costs, costs of drilling and an appropriate allocation of overheads. Interest costs and loan arrangement fees directly related to funding mine development up to the initial pouring of gold are included as part of deferred exploration and development costs.

Exploration and development expenditure in respect of properties and licences not in production is deferred and is carried forward in the balance sheet under intangible assets in respect of each area of interest where:-

(i) The operations are ongoing in the area of interest and exploration or evaluation activities have not reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves; or

(ii) such costs are expected to be recouped through successful development and exploration of the area of interest or alternatively by its realisation.

When the directors decide that no further expenditure on an area of interest is worthwhile, the related expenditure is written off or down to an amount which it is considered represents the residual value of the group's interest therein.

TANGIBLE ASSETS AND AMORTISATION

Costs relating to properties in production are amortised on a unit-of-production method based on Proven and Probable Reserves. Costs relating to undeveloped properties are not amortised until such time as the related property is in production.

Changes in quantities of Reserves and additional costs of development are recognised prospectively.

Additional amortisation is charged if the carrying value of properties in production exceed the estimated value of the related Proven and Probable Reserves. The value is based on the anticipated future costs and revenues after taxation attributable to such reserves.

The net carrying value of each mine property is reviewed regularly and, to the extent to which this value exceeds its

STATEMENT OF ACCOUNTING POLICIES (CONTINUED)

recoverable amount that excess is either fully provided against or written off in the financial year in which this is determined.

RECLAMATION AND RESTORATION COSTS
Reclamation and restoration costs in respect of mining operations are provided for on a per tonne mined basis over the life of the mine and are treated as production costs. The provision includes the cost of reclamation, plant closure and environmental obligations.

TANGIBLE ASSETS AND DEPRECIATION
Tangible assets are stated at cost less accumulated depreciation. Depreciation is provided on all tangible assets so as to write off the cost less estimated residual value of each asset over its expected useful economic life on a straight line basis at the following annual rates.

Fixtures and fittings	15%
Motor vehicles	20 - 25%
Computer equipment	33%

STOCKS
Mine stores are valued at cost less provision for obsolescence.

Ore in stockpiles and gold in process is valued at the lower of cost and net realisable value. Cost includes an appropriate proportion of production overheads.

FOREIGN CURRENCIES
Monetary assets and liabilities denominated in a foreign currency are translated into US dollars at the exchange rate ruling at the balance sheet date, unless specifically covered by foreign exchange contracts whereupon the contract rate is used. Revenues, costs and non monetary assets are translated at the exchange rates ruling at the dates of the transactions. All exchange differences are dealt with through the profit and loss account.

DERIVATIVES
Gold hedging contracts are used by the group to minimise the price exposure arising on future gold sales. Gains and losses are recognised in the financial statements when the hedge position matures.

PENSIONS
The company operates defined contribution schemes and pension benefits are funded by way of contributions from the company and employees. Company contributions are charged to the profit and loss account in the year in which they become payable.

GROUP PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2001

	Notes	2001 US$	2000 US$
TURNOVER	5	21,777,176	31,075,637
COST OF SALES – Operating Costs		(17,684,979)	(23,338,812)
Depreciation, amortisation and reclamation		(555,773)	(5,207,957)
		(18,240,752)	(28,546,769)
OPERATING PROFIT		3,536,424	2,528,868
EXCEPTIONAL ITEMS	6	(21,030,430)	(19,712,890)
ADMINISTRATIVE EXPENSES		(819,351)	(756,820)
OTHER INCOME		66,843	199,781
LOSS ON ORDINARY ACTIVITIES BEFORE INTEREST		(18,246,514)	(17,741,061)
INTEREST RECEIVABLE AND SIMILAR INCOME	7	2,755,155	122,339
BANK INTEREST PAYABLE		(4,008,437)	(3,362,425)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	9	(19,499,796)	(20,981,147)
TAXATION	10	-	(510)
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION		(19,499,796)	(20,981,657)
MINORITY INTEREST	22	6,665,422	8,521,452
LOSS FOR THE FINANCIAL YEAR	21	(12,834,374)	(12,460,205)
LOSS PER SHARE (CENTS)	11	(13.1)	(14.2)
DILUTED LOSS PER SHARE (CENTS)	11	(13.1)	(14.2)

The results are derived solely from continuing operations. The group has no recognised gains or losses other than the result for the year which has been calculated on the historical cost basis.

The financial statements were approved by the board of directors on 28 June 2002 and signed on its behalf by:

Philip O'Quigley
Directors
Kieran Harrington

GROUP BALANCE SHEET AS AT 31 DECEMBER 2001

	Notes	31-Dec-01 US$	31-Dec-00 US$	Pro-Forma Unaudited 31-Dec-01 US$
FIXED ASSETS				
Intangible and tangible assets	12	7,609,121	16,933,853	2,512,974
CURRENT ASSETS				
Stock	14	6,343,454	14,474,040	-
Debtors	15	84,825	235,064	73,199
Cash at bank		955,474	2,680,027	409,622
		7,383,753	17,389,131	482,821
CREDITORS (Amounts falling due within one year)	16	(54,502,186)	(16,709,928)	(570,100)
NET CURRENT (LIABILITIES) / ASSETS		(47,118,433)	679,203	(87,279)
TOTAL ASSETS LESS CURRENT LIABILITIES		(39,509,312)	17,613,056	2,425,695
CREDITORS (Amounts falling due after more than one year)	17	-	(37,622,572)	-
TOTAL NET (LIABILITIES) / ASSETS		(39,509,312)	(20,009,516)	2,425,695
CAPITAL AND RESERVES				
Called up share capital	18	3,423,001	3,505,093	4,090,288
Share premium account	19	35,629,820	35,629,820	39,127,393
Capital conversion reserve fund	20	82,092	-	82,092
Profit and loss account (deficit)	21	(59,815,148)	(46,980,774)	(40,762,869)
TOTAL CAPITAL EMPLOYED		(20,680,235)	(7,845,861)	2,536,904
MINORITY INTEREST IN SUBSIDIARY UNDERTAKING	22	(18,829,077)	(12,163,655)	(111,209)
		(39,509,312)	(20,009,516)	2,425,695

The financial statements were approved by the board of directors on 28 June 2002 and signed on its behalf by:

Philip O'Quigley
Directors
Kieran Harrington

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 US$	2000 US$
Balance at beginning of year	(7,845,861)	(262,730)
Total recognised losses for the year	(12,834,374)	(12,460,205)
Shares issued, net	-	4,877,074
Net change in shareholders funds	(12,834,374)	(7,583,131)
Balance at end of year	(20,680,235)	(7,845,861)

COMPANY BALANCE SHEET AS AT 31 DECEMBER 2001

	Notes	2001 US$	2000 US$
FIXED ASSETS			
Intangible and tangible assets	12	497,172	444,488
Financial assets	13	1,577,016	3,433,234
		2,074,188	3,877,722
CURRENT ASSETS			
Debtors	15	71,894	77,191
Cash at bank		320,208	2,118,287
		392,102	2,195,478
CREDITORS (Amounts falling due within one year)	16	(5,058,773)	(875,529)
NET CURRENT (LIABILITIES) / ASSETS		(4,666,671)	1,319,949
TOTAL ASSETS LESS CURRENT LIABILITIES		(2,592,483)	5,197,671
CREDITORS (Amounts falling after more than one year)	17	-	(3,703,254)
TOTAL NET (LIABILITIES) / ASSETS		(2,592,483)	1,494,417
CAPITAL AND RESERVES			
Called up share capital	18	3,423,001	3,505,093
Share premium account	19	35,629,820	35,629,820
Capital conversion reserve fund	20	82,092	-
Profit and loss account (deficit)	21	(41,727,396)	(37,640,496)
TOTAL CAPITAL EMPLOYED		(2,592,483)	1,494,417

The financial statements were approved by the board of directors on 28 June 2002 and signed on its behalf by:

Philip O'Quigley
Directors
Kieran Harrington

GROUP CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2001

	Notes	2001 US$	2000 US$
NET CASH (OUTFLOW) INFLOW FROM OPERATING ACTIVITIES	23	(264,241)	5,400,192
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	24	(978,196)	(3,915,760)
TAXATION		-	(510)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	24	(482,116)	(5,068,232)
NET CASH OUTFLOW BEFORE FINANCING		(1,724,553)	(3,584,310)
FINANCING	24	-	4,670,486
(DECREASE) INCREASE IN CASH IN YEAR		(1,724,553)	1,086,176

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Notes	2001 US$	2000 US$
(DECREASE) INCREASE IN CASH IN YEAR	25	(1,724,553)	1,086,176
PREMIUN ACCRUED ON CONVERTIBLE LOAN NOTE		(461,606)	(411,473)
NET DECREASE IN DEBT ON CONVERSION OF LOAN		186,520	-
CASH OUTFLOW ON LOAN REPAYMENT		-	206,588
MOVEMENT IN NET DEBT		(1,999,639)	881,291
NET DEBT AT BEGINNING OF YEAR	25	(41,352,354)	(42,233,645)
NET DEBT AT END OF YEAR	25	(43,351,993)	(41,352,354)

1. GOING CONCERN

1.1 Sale of Wassa Project

The group decided in May 2001, following discussions with its lenders, to offer the Wassa project for sale as a going concern.

The lenders have stated their intention to limit and release the group's obligations under the Support Agreement, including Glencar's guarantee of the long term financing arrangements of Satellite Goldfields Limited, provided the group complies with certain conditions relating to the management of the Wassa project during the sale. The directors have confirmed that the group will comply with these conditions.

The directors have also confirmed that they will issue 5,000,000 warrants to CDC Group plc in consideration of certain waivers to be given by CDC in relation to the Wassa financing. The warrants will be exercisable at a price of Stg2 pence per share over a three year period from date of issue.

The sale of the Wassa project is now nearing completion and the directors believe that final completion will be achieved during July 2002.

The directors have set out in note 2 the effect on the year end balance sheet of the sale of the Wassa project and the agreements reached with the lenders and Standard Bank as holder of the Convertible Loan Note.

1.2 Additional Finance

In addition to the foregoing, the directors recognise that it will be necessary for the group to raise additional finance during the next twelve months. The directors are currently engaged in negotiations and discussions with a number of interested parties with a view to considering all options to raise such additional finance.

The directors are confident that the successful completion of the sale of the Wassa project and the release of the group's guarantee together with the raising of additional finance will enable the group to continue trading for the foreseeable future. Accordingly, the directors consider it appropriate to prepare the financial statements on a going concern basis.

The validity of these assumptions depends on the successful conclusion of the negotiations above. The financial statements do not include any adjustments that would result if negotiations were not concluded successfully.

2. UNAUDITED PRO-FORMA BALANCE SHEET

The unaudited pro-forma balance sheet at 31 December 2001 has been prepared after taking account of the following adjustments:

(a) The assumptions used in calculating the effect of the sale of the Wassa project on the pro-forma balance sheet are that the assets of Satellite Goldfields Limited (SGL) will be disposed of at book value resulting in sales proceeds of US$11,997,079. These proceeds have been deducted from the amounts owed to lenders. The assets and liabilities of SGL are excluded and the investment is written down to nil.

In the event that the sales price obtained differs from the book value there will be no net effect on the pro-forma balance sheet, as it was agreed by the lenders that it is their intention to limit and release the group from further obligations on the receipt by them of the sales proceeds.

(b) The assumptions used in calculating the effects of the associated arrangements on the pro-forma balance sheet are set out below:

(1) Following the deduction of the assumed sales proceeds of US$11,997,079 the group will be released from all further obligations to the lenders.

(2) Standard Bank London Limited will convert their Convertible Loan Note into 24.3 million ordinary shares. The effect of this conversion on the pro-forma balance sheet will be to increase share capital and share premium by US$4,164,860 with a corresponding reduction in creditors falling due within one year.

The effect of the exercise of the CDC warrants has not been reflected in the pro-forma balance sheet.

(3) SGL will be liquidated after the sale of the Wassa project with no other creditors having recourse to Glencar.

The effect of the above results in an improvement of the reserves of the group and a reduction of the minority interest in subsidiary undertakings.

2. UNAUDITED PRO-FORMA BALANCE SHEET (CONTINUED)

The effect of the foregoing is set out below:

	31-Dec-01 US$	(a) Sale of Wassa project US$	(b) Associated Arrangements US$	Pro-Forma Unaudited 31-Dec-01 US$
FIXED ASSETS				
Intangible and tangible assets	7,609,121	(5,096,147)	-	2,512,974
CURRENT ASSETS				
Stock	6,343,454	(6,343,454)	-	-
Debtors	84,825	(11,626)	-	73,199
Cash at bank	955,474	(545,852)	-	409,622
	7,383,753	(6,900,932)	-	482,821
CREDITORS (Amounts falling due within one year)	(54,502,186)	22,421,698	31,510,388	(570,100)
NET CURRENT (LIABILITIES) / ASSETS	(47,118,433)	15,520,766	31,510,388	(87,279)
TOTAL NET (LIABILITIES)/ASSETS	(39,509,312)	10,424,619	31,510,388	2,425,695
CAPITAL AND RESERVES				
Called up share capital	3,423,001	-	667,287	4,090,288
Share premium account	35,629,820	-	3,497,573	39,127,393
Capital conversion reserve fund	82,092	-	-	82,092
Profit and loss account (deficit)	(59,815,148)	2,804,113	16,248,166	(40,762,869)
TOTAL CAPITAL EMPLOYED	(20,680,235)	2,804,113	20,413,026	2,536,904
MINORITY INTEREST IN SUBSIDIARY UNDERTAKING	(18,829,077)	7,620,506	11,097,362	(111,209)
	(39,509,312)	10,424,619	31,510,388	2,425,695

3. REPORTING CURRENCY AND COMPARATIVES
The financial statements are stated in US dollars (US$).

4. SEGMENTAL REPORTING
For the purpose of segmental information the operations of the group comprise one class of business, the exploration for and production of gold and metals. Segmental information for Ireland includes the corporate costs of the organisation.

By geographical area by origin:-

	Operating loss		Net liabilities	
	2001	2000	2001	2000
	US$	US$	US$	US$
Ireland	(2,916,881)	(605,041)	(3,084,782)	1,340,326
Ghana	(15,329,513)	(17,134,970)	(17,947,898)	(9,527,244)
Uganda	(120)	(1,050)	352,445	341,057
	(18,246,514)	(17,741,061)	(20,680,235)	(7,845,861)

5. TURNOVER

	2001	2000
	US$	US$
Revenue from bullion sales	19,465,916	31,075,637
Hedge profit (note 29)	2,311,260	-
	21,777,176	31,075,637

6. EXCEPTIONAL ITEMS

	2001	2000
	US$	US$
Impairment provision on intangible and tangible assets	(9,487,030)	(19,712,890)
Write down of stock to recoverable amount	(11,226,921)	-
Restructuring costs	(316,479)	-
	(21,030,430)	(19,712,890)

The exceptional impairment provision of US$9,487,030 arises from a write down of the groups' intangible and tangible assets in accordance with the provisions of accounting standard FRS11. The value of the assets, following the write down, more accurately reflects the value that would be achieved on the disposal of the assets.

The write down of stock of US$11,226,921 relates to the write down of gold in process to its recoverable amount.

The restructuring costs of US$316,479 relate to professional fees incurred on the impending sale of the Wassa project and legal costs on the restructuring of operations in Ireland.

7. INTEREST RECEIVABLE AND SIMILAR INCOME

	2001 US$	2000 US$
Bank interest receivable	182,399	122,339
Profit on conversion of gold loan (note 27)	2,572,756	-
	2,755,155	122,339

8. DIRECTORS AND STAFF COSTS

8.1 The group had an average of 300 full time employees (2000 - 342). The total group costs for directors and staff for the year were:-.

	2001 US$	2000 US$
Wages and salaries	2,732,843	3,327,684
Severance pay	935,905	-
Social security costs	225,307	158,531
Pension costs	176,751	242,581
Directors' fees	67,280	105,600
	4,138,086	3,834,396
Allocation to deferred costs	-	(67,817)
	4,138,086	3,766,579

8.2 Remuneration of directors:

The following table sets out the remuneration of the directors in accordance with the Listing Rules of the Irish Stock Exchange.

Executive Directors

	Salary		Bonus		Pension		Other benefits	
	2001 US$	2000 US$	2001 US$	2000 US$	2001 US$	2000 US$	2001 US$	2000 US$
Hugh McCullough	148,078	151,450	-	-	46,078	45,952	14,760	14,132
Philip O'Quigley	68,510	72,738	-	10,290	13,147	12,363	30,985	3,394
Kieran Harrington	58,754	12,369	11,250	2,492	6,875	1,223	4,104	4,194
	275,342	236,557	11,250	12,782	66,100	59,538	49,849	21,720

Included in other benefits is an amount of US$27,765 in respect of a severance payment to Philip O'Quigley on his resignation as finance director on 30 November 2001. Kieran Harrington was appointed as an executive director on 16 October 2000, and his 2000 remuneration relates only to the two months ended 31 December 2000.

8.2 Remuneration of directors (continued)

	Fees 2001 US$	Fees 2000 US$
Non Executive Directors		
Philip O'Quigley	1,335	-
Sean Finlay	11,081	13,859
William Cummins	8,311	8,992
Richard Hooper (resigned on 25 July 2001)	13,851	29,040
Richard Mauro (resigned on 25 July 2001)	13,311	21,628
Robert Weinberg (resigned on 25 July 2001)	8,310	13,859
Brian Marshall (resigned on 21 December 2001)	11,081	13,859
Samuel McCormick (resigned on 16 October 2000)	-	4,363
	67,280	105,600

On 30 November 2001, Philip O'Quigley resigned as an executive director of the company and on that same date was appointed to the board as a non-executive director.

Summary	2001 US$	2000 US$
Executive directors (three) : (2000 – three)		
- salary and bonus	286,592	249,339
- pension costs	66,100	59,538
- benefits	49,849	21,720
	402,541	330,597
Fees paid to seven (2000 - seven) non executive directors:	67,280	105,600
	469,821	436,197

Directors' remuneration comprises all of the fees, salaries, other benefits and emoluments paid to directors. The basis of the executive director's remuneration and the level of bonus paid are fixed by the remuneration committee which is comprised solely of non-executive directors of the company. There is no performance element in the remuneration of the executive directors.

8.3 Directors' share options:

Aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors. Details of the options are set out below.

The directors did not exercise any options during the year. Options granted to directors lapse one year after their retirement from the board.

The market price of the company's ordinary shares at 31 December 2001 was €0.02 (2000: €0.12) and the range during the year to 31 December 2001 was €0.16 to €0.02.

8.3 Directors' share options (continued)

Name of Director	01/01/01	Granted in Year	Lapsed in Year	31/12/01	Exercise Price €	Exercisable From	To
H McCullough	250,000	-	(250,000)	-	0.88	23/01/96	22/01/01
	250,000	-	-	250,000	0.65	29/05/97	28/05/02
	200,000	-	-	200,000	0.39	13/05/98	12/05/03
	250,000	-	-	250,000	0.55	07/05/99	06/05/04
	700,000	-	-	700,000	0.18	17/10/00	16/10/05
K. Harrington	10,000	-	(10,000)	-	0.88	23/01/96	22/01/01
	60,000	-	-	60,000	0.65	29/05/97	28/05/02
	100,000	-	-	100,000	0.39	13/05/98	12/05/03
	100,000	-	-	100,000	0.55	07/05/99	06/05/04
	300,000	-	-	300,000	0.18	17/10/00	16/10/05
P O'Quigley	40,000	-	-	40,000	0.58	23/10/97	22/10/02
	100,000	-	-	100,000	0.18	17/10/00	16/10/05
	100,000	-	-	100,000	0.55	07/05/99	06/05/04
	300,000	-	-	300,000	0.18	17/10/00	16/10/05
S Finlay	60,000	-	(60,000)	-	0.88	23/01/96	22/01/01
	150,000	-	-	150,000	0.65	29/05/97	28/05/02
	100,000	-	-	100,000	0.39	13/05/98	12/05/03
	75,000	-	-	75,000	0.55	07/05/99	06/05/04
	100,000	-	-	100,000	0.18	17/10/00	16/10/05
W Cummins	60,000	-	(60,000)	-	0.88	23/01/96	22/01/01
	150,000	-	-	150,000	0.65	29/05/97	28/05/02
	100,000	-	-	100,000	0.39	13/05/98	12/05/03
	75,000	-	-	75,000	0.55	07/05/99	06/05/04
	100,000	-	-	100,000	0.39	13/05/98	12/05/03
R Hooper	100,000	-	(100,000)	-	0.83	20/06/96	19/06/01
	200,000	-	-	200,000	0.65	29/05/97	28/05/02
	250,000	-	-	250,000	0.39	13/05/98	12/05/03
	150,000	-	-	150,000	0.55	07/05/99	06/05/04
	200,000	-	-	200,000	0.18	17/10/00	16/10/05
R Mauro	30,000	-	(30,000)	-	0.88	23/01/96	22/01/01
	150,000	-	-	150,000	0.65	29/05/97	28/05/02
	100,000	-	-	100,000	0.39	13/05/98	12/05/03
	75,000	-	-	75,000	0.55	07/05/99	06/05/04
	100,000	-	-	100,000	0.18	17/10/00	16/10/05
R Weinberg	75,000	-	-	75,000	0.55	07/05/99	06/05/04
	100,000	-	-	100,000	0.18	17/10/00	16/10/05
B Marshall	60,000	-	(60,000)	-	0.88	23/01/96	22/01/01
	150,000	-	-	150,000	0.65	29/05/97	28/05/02
	100,000	-	-	100,000	0.39	13/05/98	12/05/03
	75,000	-	-	75,000	0.55	07/05/99	06/05/04
	100,000	-	-	100,000	0.18	17/10/00	16/10/05
S McCormick	60,000	-	(60,000)	-	0.88	23/01/96	22/01/01
	150,000	-	(150,000)	-	0.65	29/05/97	28/05/02
	100,000	-	(100,000)	-	0.39	13/05/98	12/05/03
	75,000	-	(75,000)	-	0.55	07/05/99	06/05/04
	6,130,000	-	(955,000)	5,175,000			

The above exercise prices have been rounded to two decimal places. Options are exercisable at the original Irish Punt amount converted to Euro at the fixed exchange rate of IR£0.787564 to €1.

9. LOSS ON ORDINARY ACTVITIES BEFORE TAXATION

This is arrived at after charging:

	2001 US$	2000 US$
Auditors' remuneration		
- Annual Audit	33,976	29,731
- Other Services	-	-
Depreciation and amortisation	319,818	4,773,557
Reclamation	235,955	434,400
Profit on disposal of tangible fixed assets	-	(5,303)
	=======	=======

10. TAXATION

	2001 US$	2000 US$
Corporation tax	-	(510)
	======	======

11. LOSS PER SHARE

The loss per ordinary share of US13.1 cents (2000 – US14.2 cents) is based on the loss for the financial year of US$12,834,374 (2000 - US$12,460,205) and 97,804,467 (2000 – 87,594,111) ordinary shares, being the weighted average number of shares in issue for the year.

The share options, warrants and convertible loan note had no dilutive effect on the loss per ordinary share at the 31 December 2001.

12. INTANGIBLE AND TANGIBLE ASSETS

GROUP

	Intangible Assets Deferred Exploration and Development	*Tangible Assets* Mine Development and Equipment	Fixtures and Fittings	Motor Vehicles	Computer Equipment	Total
	US$	US$	US$	US$	US$	US$
Cost						
At beginning of year	4,687,518	119,213,491	1,208,229	873,011	239,263	126,221,512
Additions	244,451	219,512	3,338	-	14,815	482,116
At end of year	4,931,969	119,433,003	1,211,567	873,011	254,078	126,703,628
Depreciation/amortisation						
At beginning of year	649,000	106,997,491	682,788	772,652	185,728	109,287,659
Charge for year	-	-	165,595	100,359	53,864	319,818
Exceptional impairment	1,828,630	7,658,400	-	-	-	9,487,030
At end of year	2,477,630	114,655,891	848,383	873,011	239,592	119,094,507
Net Book Value						
At end of year	2,454,339	4,777,112	363,184	-	14,486	7,609,121
At beginning of year	4,038,518	12,216,000	525,441	100,359	53,535	16,933,853

Expenditure on exploration activities is deferred on areas of interest until a reasonable assessment can be determined of the existence or otherwise of economically recoverable reserves. Included in deferred exploration and development expenditure is an amount of US$1,685,000 relating to prospects on which the group is currently awaiting receipt of renewed licenses. The directors are confident that these renewal applications will be successful.

Tangible assets include US$1,695,359 (2000-US$1,695,359) in respect of interest charges incurred on borrowings during the development phase of the group's mining interest in Ghana.

12. INTANGIBLE AND TANGIBLE ASSETS (CONTINUED)
COMPANY

	Intangible Assets Deferred Exploration and Development	*Tangible Assets* Fixtures and Fittings	Motor Vehicles	Computer Equipment	Total
	US$	US$	US$	US$	US$
Cost					
At beginning of year	365,802	155,423	68,819	103,118	693,162
Additions	72,734	-	-	7,603	80,337
At end of year	438,536	155,423	68,819	110,721	773,499
Depreciation					
At beginning of year	-	104,101	62,842	81,731	248,674
Charge for year	-	7,172	5,977	14,504	27,653
At end of year	-	111,273	68,819	96,235	276,367
Net Book Value					
At end of year	438,536	44,150	-	14,486	497,172
At beginning of year	365,802	51,322	5,977	21,387	444,488

13. FINANCIAL ASSETS

	Company 2001 US$	Company 2000 US$
13.1 Group undertakings - unlisted:		
Shares at cost	228,321	228,321
Write down of investments	(226,142)	-
Loans falling due within one year	31,961,776	32,766,718
Less: Provision in respect of subsidiary undertakings	(30,386,939)	(29,561,805)
	1,577,016	3,433,234

13.2 COMPOSITION OF GROUP

At 31 December 2001 the company had the following subsidiary undertakings:

Name and Registered Office	Incorporated in	Main Activity	Proportion of Holding
Centrebind Agency Limited 227 Arch Makarios 111 Ave Doma Buildings, 5th Floor Limassol, Cyprus	Cyprus	Intermediate holding company	100%
Rennicks and Bennett Limited 26 Upper Mount St Dublin 2	Ireland	Mineral exploration	100%
Held by Centrebind Agency Limited			
Ensign Resources Limited Quantum Suite Exchange House 54-58 Athol Street Douglas, Isle of Man	Isle of Man	Intermediate holding company	100%

17. CREDITORS (Amounts falling due after more than one year)

	Group		Company	
	2001 US$	2000 US$	2001 US$	2000 US$
Bank loans				
- From one to two years	-	11,973,625	-	-
- From two to five years	-	21,945,693	-	-
Convertible loan note (note 28)	-	3,703,254	-	3,703,254
	-	37,622,572	-	3,703,254

The bank borrowings are secured over the assets of the subsidiary undertaking Satellite Goldfields Limited. Glencar has also given a guarantee under the Support Agreement.

The loans are now in default and as such are payable on demand. Therefore these loans have been reclassified as amounts falling due within one year.

18. CALLED UP SHARE CAPITAL

	Authorised		Allotted, called up and fully paid	
	Number	€	Number	US$
Ordinary shares of €0.031 each				
At 31 December 2001	160,000,000	4,960,000	97,804,467	3,423,001
At 31 December 2000	130,000,000	4,126,649	97,804,467	3,505,093

As part of the Euro changeover process, the company changed the authorised and issued share capital from Irish pounds

14. STOCKS

	2001 US$	2000 US$
Ore stock pile	-	27,962
Gold in process	5,040,000	12,856,311
Spare parts	1,303,454	1,589,767
	6,343,454	14,474,040

15. DEBTORS

	Group		Company	
	2001 US$	2000 US$	2001 US$	2000 US$
Amounts falling due within one year:				
Amounts owed by subsidiaries	-	-	-	6,331
Prepayments	7,344	173,869	6,482	16,198
Value added tax	27,605	8,424	15,685	2,040
Other debtors	49,876	52,771	49,727	52,622
	84,825	235,064	71,894	77,191

16. CREDITORS (Amounts falling due within one year)

	Group		Company	
	2001 US$	2000 US$	2001 US$	2000 US$
Bank loans (notes 27 and 28)	44,307,467	6,409,809	4,164,860	-
Creditors and accrued expenses	7,587,917	8,161,635	326,519	302,216
Amounts owed to subsidiaries	-	-	541,215	544,613
Other creditors	2,580,623	2,063,321	-	-
Value added tax	-	46,463	-	-
Payroll taxes	26,179	28,700	26,179	28,700
	54,502,186	16,709,928	5,058,773	875,529

23. RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001 US$	2000 US$
Loss on ordinary activities before interest	(18,246,514)	(17,741,061)
Depreciation, amortisation and reclamation charge	555,773	5,207,957
Exceptional impairment provision (note 6)	9,487,030	19,712,890
Provision for write down of stocks (note 6)	11,226,921	-
(Increase) in stocks	(3,096,335)	(3,956,314)
Decrease in debtors	150,239	637,469
(Decrease) Increase in creditors	(341,355)	1,544,554
Profit on disposal of tangible fixed assets	-	(5,303)
Net cash (outflow) inflow from operating activities	(264,241)	5,400,192

24. ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

24.1 RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

	2001 US$	2000 US$
Interest paid	(1,160,595)	(4,038,099)
Interest received	182,399	122,339
	(978,196)	(3,915,760)

24.2 CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

	2001 US$	2000 US$
Exploration and development expenditure	(244,451)	(837,155)
Payments to acquire tangible assets	(237,665)	(4,240,472)
Proceeds from sale of tangible assets	-	9,395
	(482,116)	(5,068,232)

24.3 FINANCING

	2001 US$	2000 US$
Loan repaid	-	(206,588)
Issue of shares	-	4,877,074
	-	4,670,486

25. ANALYSIS OF NET FUNDS (DEBT)

	2000 US$	Cash flow US$	Non cash Movement US$	2001 US$
Cash on hand	2,680,027	(1,724,553)	-	955,474
Loans due within one year	(6,409,809)	-	(37,897,658)	(44,307,467)
Loans due after one year	(37,622,572)	-	37,622,572	-
	(41,352,354)	(1,724,553)	(275,086)	(43,351,993)

26. PENSION SCHEMES

The group operates defined contribution pension schemes in respect of certain employees and pension benefits are funded by way of contributions from the group and the employees. The assets of the schemes are held separately from those of the group in independently administered funds. The pension costs represent contributions payable by the group to the funds and amounted to US$176,751 (2000 - US$242,581).

27. BANK LOANS

Satellite Goldfields Limited (Satellite) has entered into the following long term loan agreements:

	US$
(a) Standard Bank London Limited (SBL) gold loan	27,500,000
(b) CDC Group plc	15,000,000
	42,500,000

The loans are secured over the assets of Satellite. Glencar has also given a guarantee under the Support Agreement. The terms of these loans include certain restrictions over the level of dividends payable and other financial ratio based covenants.

The SBL gold loan of 92,220 ounces was drawn down at a gold price of US$298.20 per ounce. In March 2001 the remaining gold loan of 72,227 ounces was converted into US$ and a profit of US$2,572,756 was realised (note 7). This was used to repay part of the SBL gold loan.

As the loans are now in default and as such are repayable on demand, they have been reclassified as amounts falling due within one year. At the balance sheet dates the amounts outstanding on these loans were as follows:

	2001 US$	2000 US$
SBL gold loan	19,582,953	22,134,745
CDC Group plc	20,559,654	18,194,382
	40,142,607	40,329,127

28. CONVERTIBLE LOAN NOTE

	2001 US$	2000 US$
Convertible Loan Note	4,164,860	3,703,254
	========	========

On 22 March 1999 the company executed a US$3,000,000 Zero Coupon Convertible Loan Note (the "Note") which set out terms on which the company was lent US$3,000,000 by Standard Bank London Limited. Under the original terms of the Loan Note, Standard Bank has the option of conversion of the Note into Glencar shares at any time during the Note's five-year life at a price per share of €0.70 and may convert all of, or part of, the note and premium up to a maximum of 9.78 million shares. The conversion price was altered following the rights issue during 2000 from a price of €0.70 to €0.59.

The Note may be voluntarily redeemed on the following anniversaries of issuance and at the following prescribed levels by Glencar Mining plc:-

1st anniversary	112.5000% of the face amount
2nd anniversary	126.5625% of the face amount
3rd anniversary	142.3828% of the face amount
4th anniversary	160.1807% of the face amount

If not redeemed at any of the above dates, mandatory redemption is at the end of the 5th year at a premium of 180% of the face amount.

During the period that the Note is outstanding, the company has given undertakings to Standard Bank not to incur without prior approval, any other indebtedness, as well as undertakings in relation to dividends, issue of shares and maintenance of the group's interest in Wassa.

Standard Bank has confirmed their intent not to call the Note prior to the sale of the Wassa project. Subject to the release of the group's guarantee under the Support Agreement, the company has agreed to issue 24.3 million Glencar shares to Standard Bank in full discharge of all sums due under the Loan Note.

29. GOLD HEDGING COMMITMENTS

On 6 February 1998, the group entered into gold hedging contracts to eliminate the price exposures arising on future sales of gold bullion.

The hedge book was closed out in March 2001 and a realised gain of US$2,311,260 was taken to the profit and loss account (note 5).

30. COMMITMENTS AND LONG TERM CONTRACTS

On 7 May 1998, Satellite Goldfields Limited entered into a mining contract with P.W. Ghana Limited. The total value of the contract is estimated at US$60m and at the balance sheet date, US$36.5m had been incurred. Mining ceased in October 2001.

At the balance sheet date the group had the following exploration commitments falling due within the next 12 months:

	US$
Ireland	15,000
Uganda	8,000
Ghana	25,000

Total	48,000
	======

31. RELATED PARTY TRANSACTIONS

Details of subsidiary undertakings are shown in note 13. In accordance with Financial Reporting Standard 8 - Related Party Disclosures - transactions between group entities that have been eliminated on consolidation are not reported.

32. CONTINGENT LIABILITIES

The Ghanaian Tax Authorities have notified Satellite Goldfields Limited that they are liable to additional income tax on expatriate salaries and management fees. The directors believe that they have accounted for all income tax due under their agreements with the Ghanaian Tax Authorities. However, the directors believe that should Satellite be unsuccessful in its negotiations with the Ghanaian Tax Authorities Satellite would be liable to additional income tax of up to US$800,000.

GLENCAR MINING PLC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the Company to be held at Jurys Doyle Hotel, Ballsbridge, Dublin 4 at 12:00 noon on 23 September 2002 for the following purposes:

Ordinary Business

1. To receive and consider the Report of the Directors and Financial Statements for the year ended 31st December 2001.

2. To:
   re-elect the following Directors, who retire by rotation in accordance with the Articles of Association:

   (a) Hugh McCullough and
   (b) Sean Finlay

3. To authorise the Directors to fix the remuneration of the Auditors.

Special Business

To consider and, if thought fit, pass the following resolutions:

As a Special Resolution

4. "That;

   (a) the Directors be empowered, pursuant to Section 24 of the Companies (Amendment) Act, 1983, to allot and issue the securities of the Company referred to in Article 6 of the Articles of Association on and subject to the terms and conditions set out therein;

   and

   (b) the authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company after the passing of this resolution or 23 December 2003 unless previously renewed, varied or revoked by the Company in general meeting".

As a Special Resolution

5. "That;

(a) the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990) of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and to the restrictions and provisions as set out in Article 7 of the Articles of Association;

(b) the re-issue price range at which any Treasury Shares (as defined by Section 209 of the Companies Act, 1990) for the time being held by the Company may be re-issued off-market shall be the price range set out in Article 7 of the Articles of Association; and

(c) the authorities hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company after the passing of this resolution or 23rd December 2003 unless, in any such case, previously revoked in accordance with the provisions of Section 215 of the Companies Act, 1990."

Registered Office:	By order of the Board
26 Upper Mount Street, Dublin 2	Philip O'Quigley Secretary Date: 28 June 2002

Notes

1. A member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote on his behalf. A proxy need not be a member of the Company.
2. Forms of proxy must reach the Registered Office of the Company at 26 Upper Mount Street, Dublin 2, not less than 48 hours before the time appointed for holding of the meeting.
3. Copies of contracts of service (unless expiring or determinable by the employing Company without payment of compensation within one year) of any Director of the Company with the Company or any of its subsidiaries will be available for inspection by members at the registered office of the Company during usual business hours on any week day (Saturday excepted) from the date of this notice until the date of the Annual General Meeting and on the day of the meeting at The Jurys Doyle Hotel, Ballsbridge, Dublin 4 from 11:45 am to the end of the meeting.

DIRECTORS BIOGRAPHICAL NOTES

Hugh McCullough
Hugh McCullough is Chief Executive, aged 52. A Professional Geologist, he holds an Honours degree in Geology from University College Dublin and the degree of Barrister-at-Law from the Kings Inns, Dublin. He has been managing director of Glencar since 1982. He has over 30 years experience in gold and base metal exploration, principally in Ireland and Ghana.

William Cummins
William Cummins (70) is a Chartered Accountant and is director of Sabina Resources Limited and Quebec Sturgeon Limited and has been involved in the Irish and Canadian mining business for more than 30 years.

Sean Finlay
Sean Finlay (52) is a Professional Geologist and Chartered Engineer with 30 years experience in minerals exploration and development. He is currently managing director of TES Consulting Engineers. He was previously Managing Director of Celtic Resources Holdings plc and was Chief Geologist with Tara Mines Ltd.

Kieran Harrington
Kieran Harrington (39) is Chief Operations Officer. He is a geologist holding an Honours degree in Geology from National University of Ireland, Galway. He has 17 years experience in mining and exploration and joined Glencar in 1992. He previously worked with Tara Prospecting Ltd. and Burmin Exploration and Development.

Philip O'Quigley
Philip O'Quigley (38) holds an Honours degree in Commerce from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland. He joined Glencar in 1997 as Senior Finance Officer, and prior to that worked with the IFG Group plc.